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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7)*


                             WESTPOINT STEVENS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    919610 5
                                    919630 3
     -----------------------------------------------------------------------
                                 (CUSIP Number)

           Holcombe T. Green, Jr., HTG Corp., Atlanta Financial Center
  3343 Peachtree Road, N.E., Suite 1420, Atlanta, Georgia 30326 (404) 261-1187
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  May 20, 1999
               ---------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 9 Pages)

                                  SCHEDULE 13D


CUSIP NO. 919610 5, 919630 3                   PAGE    2    OF     9      PAGES
          ----------------------                    -------    ---------

--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            WPS Investors, L.P.
--------------------------------------------------------------------------------

 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------

 3        SEC USE ONLY

--------------------------------------------------------------------------------

 4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

           NA
--------------------------------------------------------------------------------

 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]
--------------------------------------------------------------------------------

 6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Georgia
--------------------------------------------------------------------------------

                       7         SOLE VOTING POWER
                                   0
                   ------------------------------------------------------------
     NUMBER OF
      SHARES           8         SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                    15,483,306
       EACH        ------------------------------------------------------------
     REPORTING         9          SOLE DISPOSITIVE POWER
      PERSON
       WITH                       0
                   ------------------------------------------------------------

                      10         SHARED DISPOSITIVE POWER

                                   15,483,306
--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            15,483,306
--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (SEE INSTRUCTIONS)
                  [X]
--------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            27.8%
--------------------------------------------------------------------------------

          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

14          PN
================================================================================

                                  SCHEDULE 13D



CUSIP NO. 919610 5, 919630 3                   PAGE    3    OF     9      PAGES
          ----------------------                    -------    ---------


--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            HTG Corp.

--------------------------------------------------------------------------------

 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------

 3        SEC USE ONLY

--------------------------------------------------------------------------------

 4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

            OO
--------------------------------------------------------------------------------

 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]
--------------------------------------------------------------------------------

 6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Georgia
--------------------------------------------------------------------------------

                       7         SOLE VOTING POWER

                                 0
                   -------------------------------------------------------------
     NUMBER OF         8         SHARED VOTING POWER
      SHARES
   BENEFICIALLY                   16,283,639
     OWNED BY      -------------------------------------------------------------
       EACH
     REPORTING         9         SOLE DISPOSITIVE POWER
      PERSON
       WITH                       0
                   -------------------------------------------------------------
                      10         SHARED DISPOSITIVE POWER

                                  16,283,639
--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            16,283,639
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                [X]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            29.2%
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
            CO
================================================================================

                                  SCHEDULE 13D



CUSIP NO. 919610 5, 919630 3                   PAGE    4    OF     9      PAGES
          ----------------------                    -------    ---------


--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Holcombe T. Green, Jr.

--------------------------------------------------------------------------------

 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------

 3        SEC USE ONLY

--------------------------------------------------------------------------------

 4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

            OO
--------------------------------------------------------------------------------

 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                            [ ]

--------------------------------------------------------------------------------

 6        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
                       7         SOLE VOTING POWER

                                  1,115,602
                    ------------------------------------------------------------
     NUMBER OF         8          SHARED VOTING POWER
      SHARES
   BENEFICIALLY                    16,283,639
     OWNED BY       ------------------------------------------------------------
       EACH
     REPORTING         9          SOLE DISPOSITIVE POWER
      PERSON
       WITH                        1,115,602
                    ------------------------------------------------------------

                     10          SHARED DISPOSITIVE POWER

                                   16,516,139
--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            17,631,741
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                 [X]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (SEE INSTRUCTIONS)

            31.7%
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
            IN
================================================================================

                                 AMENDMENT NO. 7
                                TO SCHEDULE 13-D


         This Amendment No. 7 amends the indicated items of the statement on
Schedule 13D, as amended, relating to the Class A Common Stock, $.01 par value ("Shares"), of WestPoint Stevens Inc., a Delaware corporation, filed on behalf of WPS Investors, L.P. ("WPS"), a Georgia limited partnership; HTG Corp., a Georgia corporation which is the sole general partner of WPS; and Holcombe T. Green, Jr., the sole director and shareholder and President of HTG Corp., as indicated below.

Item 5.  Interest in Securities of the Issuer.

         Item 5(a) is hereby restated as follows:

         The Shares deemed to be beneficially owned by WPS exclude any Shares owned by any of the limited partners of WPS, with respect to which Shares WPS has neither voting nor dispositive power and as to which WPS disclaims beneficial ownership. HTG Corp., as the general partner of WPS, and Mr. Holcombe
T. Green, Jr., as the sole director and shareholder and President of HTG Corp., may be deemed to be beneficial owners of all Shares beneficially owned by WPS, which constitute an aggregate of 15,483,306 Shares, or approximately 27.8% of the Shares outstanding as of July 30, 1999. In addition, HTG Corp. may be deemed to be the beneficial owner of the Shares held by the following entities of which it is general partner: (i) 325,000 Shares held by Green and Company L.P., a limited partnership, and (ii) 475,333 Shares held by Green Capital IV, L.P., a limited partnership, as well as the 15,483,306 Shares held by WPS, constituting an aggregate of 16,283,639 Shares, or approximately 29.2% of the Shares outstanding on July 30, 1999. In addition, Mr. Green, as sole director and shareholder and President of HTG Corp., may be deemed beneficial owner of all Shares beneficially owned by HTG Corp., an aggregate of 16,283,639 Shares as well as 748,318 Shares he owns directly, 354,980 Shares subject to presently exercisable options, 232,500 Shares held by Hall Family Investments, L.P., a limited partnership of which Mr. Green's wife is a general partner with respect to which he has dispositive power, and 12,304 Shares held by his 401(K) account. As a result, Mr. Green may be deemed to be the beneficial owner of all of the foregoing Shares, constituting an aggregate of 17,631,741 Shares, or approximately 31.7% of the Shares outstanding as of July 30, 1999.

         Item 5(b) is hereby restated as follows:

         WPS has shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 15,483,306 Shares owned directly by WPS. Since HTG Corp. is the general partner of WPS, Green & Company, L.P. and Green Capital IV, L.P., HTG Corp. is deemed to have shared voting and dispositive power with respect to 15,483,306 Shares owned by WPS as well as the 325,000 Shares owned by Green & Company, L.P. and the 475,333 Shares owned by Green Capital IV, L.P., an aggregate of 16,283,369 Shares. As the President of HTG Corp., Mr. Green is deemed to have shared voting and dispositive power with respect to all 16,283,369 Shares as to which HTG Corp. has beneficial ownership, as well as shared dispositive power with respect to the 232,500 Shares owned by Hall Family Investments, L.P., which constitute an aggregate of 16,516,139 Shares, and sole voting and dispositive power with respect to 748,318 Shares he owns directly, 354,980 Shares subject to presently exercisable options and 12,304 Shares held by his 401(k) account, or an aggregate of 1,115,602 Shares.

         Item 5(c) is hereby restated as follows:

         On May 20, 1999, WPS partially redeemed the limited partnership interests indirectly held by certain entities by transferring 1,925,000 Shares to such entities at a value of $35.51 per share, which price was based upon the closing price of the Shares on May 20, 1999 as reported by The Nasdaq Stock Market, including 325,000 shares distributed to Green & Company, L.P. and 475,333 Shares distributed to Green Capital IV, L.P.

         Item 5(d) is hereby restated as follows:

         No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

         Item 5(e) is not applicable.

Item 7.  Material to be Filed as Exhibits.

         (a)(2)  Joint Acquisition Statement pursuant to Rule 13d-1(f)(1).

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 19, 1999
                                         /s/ Holcombe T. Green, Jr.
                                         ---------------------------------------
                                         Holcombe T. Green, Jr.,
                                         signing in the capacities and on behalf
                                         of each of the persons listed in
                                         Exhibit (a)(2) hereto.

                                  EXHIBIT INDEX

                                                            Sequential
Exhibit                                                    Page Number
-------                                                    -----------
(a)(2)       Joint Acquisition Statement                       8
             pursuant to Rule 13d-l(f)(1)


























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